UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 18-K
For Foreign Governments and Political Subdivisions Thereof
ANNUAL REPORT
of
JAPAN FINANCE CORPORATION
FOR MUNICIPAL ENTERPRISES
(Name of registrant)
Date of end of last fiscal year: March 31, 2007
SECURITIES REGISTERED*
(As of the close of the fiscal year)

	Amounts as to	Names of
	Which Registration	Exchanges on
Title of Issue	is Effective	Which Registered

N/A	N/A	N/A

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
Stanley F. Farrar
Sullivan & Cromwell LLP
Otemachi First Square
5-1, Otemachi 1-chome
Chiyoda-ku, Tokyo 100-0004

*	The Registrant is filing this annual report on a voluntary basis

SIGNATURE
EXHIBIT INDEX
EX-1 DESCRIPTION OF JAPAN FINANCE CORPORATION FOR MUNICIPAL ENTERPRISES, DATED SEPTEMBER 25, 2007, INCLUDING AUDITED FINANCIAL STATEMENTS OF JAPAN FINANCE CORPORATION FOR MUNICIPAL ENTERPRISES
EX-2 CONSENT OF THE AUDITOR OF JAPAN FINANCE CORPORATION FOR MUNICIPAL ENTERPRISES
EX-4.A JAPAN FINANCE CORPORATION FOR MUNICIPAL ENTERPRISES LAW NO. 83 OF APRIL 27, 1957
EX-4.B CABINET ORDER FOR JAPAN FINANCE CORPORATION FOR MUNICIPAL ENTERPRISES LAW, CABINET ORDER NO. 79 OF APRIL 27, 1957
EX-4.C EXCERPTS FROM LAW CONCERNING SPECIAL MEASURES WITH RESPECT TO ACCEPTANCE OF FOREIGN CAPITAL FROM INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT, ETC., LAW NO. 51 OF JULY 4, 1953
EX-4.D STATEMENT OF BUSINESS PROCEDURES OF JAPAN FINANCE CORPORATION FOR MUNICIPAL ENTERPRISES, JUNE 1, 1957, AMENDED AS OF APRIL 1, 2006.
EX-4.E CERTIFICATE OF NAGASHIMA OHNO & TSUNEMATSU

The information set forth below is to be furnished:
1.	In respect of each issue of securities of the registrant registered, a brief statement as to:
(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

Not applicable.*

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

Not applicable.*

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

Not applicable.*
2.	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:
(a)	Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item.)

Reference is made to pages 19 and 21 of Exhibit 1 hereto.

(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

Reference is made to pages 19 and 21 of Exhibit 1 hereto.
3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.
Reference is made to page 21 of Exhibit 1 hereto.

4. (a)	As to each issue of securities of the registrant which is registered, there should be furnished a breakdown of the total amount outstanding, as shown in Item 3, into the following:
(1)	Total amount held by or for the account of the registrant.

Not applicable.*

(2)	Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not applicable.*

*	No securities of the registrant are registered under the Securities Exchange Act of 1934, as amended.

(3)	Total amount otherwise outstanding.

Not applicable.*
(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.*
5.	A statement as of the close of the last fiscal year of the registrant giving the estimated total of:
(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

None.

(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

None.
6.	Statement of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.
Reference is made to pages 5 and 16 to 18 of Exhibit 1 hereto.

7. (a)	If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe such foreign exchange control.
None.
(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.
This annual report comprises:
(a)	The cover page and pages numbered 2 to 6 consecutively.

(b)	The following exhibits:
(1)	Description of Japan Finance Corporation for Municipal Enterprises, dated September 25, 2007 (including audited financial statements of Japan Finance Corporation for Municipal Enterprises for the year ended March 31, 2007).

(2)	Consent of the Auditor of Japan Finance Corporation for Municipal Enterprises.

*	No securities of the registrant are registered under the Securities Exchange Act of 1934, as amended.

(3)	Excerpt of General Rules of the National Budget, which relates to the registrant for the fiscal year ending March 31, 2007 (in Japanese only).**

(4)	a)	Japan Finance Corporation for Municipal Enterprises Law No. 83 of April 27, 1957.

	b)	Cabinet Order for Japan Finance Corporation for Municipal Enterprises Law, Cabinet Order No. 79 of April 27, 1957.

	c)	Excerpts from Law Concerning Special Measures with Respect to Acceptance of Foreign Capital From International Bank for Reconstruction and Development, etc., Law No. 51 of July 4, 1953.

	d)	Statement of Business Procedures of Japan Finance Corporation for Municipal Enterprises, June 1, 1957, Amended as of April 1, 2006.

	e)	Certificate of Nagashima Ohno & Tsunematsu.
This Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

**	Filed by paper under cover of Form SE on September 25, 2007.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Tokyo, Japan on the 25th day of September, 2007.

JAPAN FINANCE CORPORATION FOR MUNICIPAL ENTERPRISES

By	/s/ Yuji Watanabe

Yuji Watanabe Governor

EXHIBIT INDEX

Exhibit
Number	Description
1.	Description of Japan Finance Corporation for Municipal Enterprises, dated September 25, 2007, including audited financial statements of Japan Finance Corporation for Municipal Enterprises for the year ended March 31, 2007

2.	Consent of the Auditor of Japan Finance Corporation for Municipal Enterprises

3.	(P) Excerpt of General Rules of the National Budget, which relates to the registrant for the fiscal year ending March 31, 2007 (in Japanese)*

4.	a)	Japan Finance Corporation for Municipal Enterprises Law No. 83 of April 27, 1957

	b)	Cabinet Order for Japan Finance Corporation for Municipal Enterprises Law, Cabinet Order No. 79 of April 27, 1957

	c)	Excerpts from Law Concerning Special Measures with Respect to Acceptance of Foreign Capital from International Bank for Reconstruction and Development, etc., Law No. 51 of July 4, 1953.

	d)	Statement of Business Procedures of Japan Finance Corporation for Municipal Enterprises, June 1, 1957, Amended as of April 1, 2006.

	e)	Certificate of Nagashima Ohno & Tsunematsu

*	Filed by paper under cover of Form SE on September 25, 2007.